As filed with the Securities and Exchange Commission on July 21, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 1
to
FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

E*TRADE Financial Corporation
(Name of Applicant)

135 East 57th Street
New York, New York 10022
(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
Class A Senior Convertible Debentures due 2019 Class B Senior Convertible Debentures due 2019	Up to $1,745,515,000 aggregate principal amount Up to $1,745,515,000 aggregate principal amount

Approximate date of proposed public offering:
June 22, 2009

Name and address of agent for service:
Karl A. Roessner
General Counsel and Corporate Secretary
E*TRADE Financial Corporation
135 East 57th Street
New York, New York 10022
(212) 583-0604

With copies to:
Bruce K. Dallas
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
(650) 752-2022

The Applicant hereby amends this Application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this Application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.

EXPLANATORY NOTE

This Amendment No. 1 to Application for Qualification of Indentures on Form T-3 (File No. 022-28896) filed by E*TRADE Financial Corporation (the “Applicant”), with the Securities and Exchange Commission on June 22, 2009 (the “Application”), is being filed solely to include Exhibits T3E.5 to the Application. All other information in the Application is unchanged and has been omitted.

Contents of application for qualification. This application for qualification comprises:

(a)  Pages numbered 1 to 11, consecutively.

(b)  The statement of eligibility and qualification on Form T−1 of The Bank of New York Mellon, as Trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

(c)  The following Exhibits in addition to those filed as part of the Form T−1 statement of eligibility and qualification of the Trustee:

Exhibit T3A.1	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed May 22, 2008).

Exhibit T3B.1
Restated Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K filed November 9, 2000 and Exhibit 3.2 to the Company’s Current Report on Form 8-K filed May 22, 2008).

Exhibit T3C*	Form of Indenture between the Company and The Bank of New York Mellon, as Trustee

Exhibit T3D	Not applicable.

Exhibit T3E.1*	Offering Memorandum and Consent Solicitation Statement dated June 22, 2009

Exhibit T3E.2*	Letter of Transmittal dated June 22, 2009

Exhibit T3E.3*	Notice of Guaranteed Delivery dated June 22, 2009

Exhibit T3E.4	Press Release of the Company dated June 17, 2009 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed June 17, 2009)

Exhibit T3E.5**	Supplemental Offering Memorandum and Consent Solicitation dated July 21, 2009

Exhibit T3F
Cross−reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 is not filed herein since none of the provisions of the Form of Indenture between the Company and the Bank of New York Mellon, as Trustee were inserted pursuant to Sections 310 through 318(a) of the Trust Indenture Act of 1939, as amended because those provisions have not required such insertion since the effective date of the Trust Indenture Reform Act of 1990.

Exhibit 25.1*	Statement of eligibility and qualification of the Trustee on Form T−1.

Exhibit 99.1*	Wholly-owned direct or indirect domestic subsidiaries of the Company as of June 9, 2009.

Exhibit 99.2*	Wholly-owned direct or indirect foreign subsidiaries of the Company as of December 31, 2008.

*	Filed previously with the Form T-3 filed on June 22, 2009.

**	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, E*TRADE Financial Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York and State of New York, on the 21st day of July, 2009.

(Seal)

E*TRADE Financial Corporation

By:	/s/ Donald H. Layton
	Name:	Donald H. Layton
	Title:	Chairman & CEO

Attest:

By:	/s/ Karl A. Roessner
	Name:	Karl A. Roessner
	Title:	EVP & General Counsel